UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68732

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SGI Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7 Penn Plaza, Suite 1400
(No. and Street)

New York	NY	10001
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Andrew Schupak	212-582-4210	as@sgic-securities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Weaver and Tidwell, LLP
(Name – if individual, state last, first, and middle name)

4400 Post Oak Parkway, Suite 1100	Houston	TX	77027
(Address)	(City)	(State)	(Zip Code)

10/14/2003	410
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Andrew Schupak, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SGI Securities LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

[signature]
Notary Public

MARY E. BUTLER
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01CO6227430
Qualified in New York County
Commission Expires August 30, 2026

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SGI SECURITIES LLC

December 31, 2024

SGI SECURITIES LLC
December 31, 2024

TABLE OF CONTENTS



150 Clove Road, 5th Floor
Little Falls, New Jersey 07424
862-946-6100

Report of Independent Registered Public Accounting Firm

To the Member of
SGI Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SGI Securities LLC (the "Company") as of December 31, 2024, and the related statements of operations and changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Schedule II – Explanation Regarding Exemption from the Reserve Requirement Under Rule 15c3-3 of the Securities and Exchange Commission (the "supplemental information") have been subjected to the audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

We have served as the Company's auditor since 2011.

Little Falls, New Jersey
March 31, 2025

SGI SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2024

ASSETS

Cash	$ 13,445
Other Assets	989
TOTAL ASSETS	**$ 14,434**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts Payable	$ 2,000
MEMBER'S EQUITY	12,434
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$ 14,434**

The accompanying notes are an integral part of these financial statements.

SGI SECURITIES LLC

STATEMENT OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2024

FEE REVENUE	$ 15,000
OPERATING EXPENSES	
Professional Fees	45,090
Rent	24,000
Regulatory	4,564
Office Supplies	2,612
Other Expenses	5,322
TOTAL OPERATING EXPENSES	81,588
NET LOSS	(66,588)
Member's equity, beginning of year	21,300
Member's contributions	57,722
Member's equity, end of year	$ 12,434

The accompanying notes are an integral part of these financial statements.

SGI SECURITIES LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(66,588)
Adjustments to reconcile net income to net cash provided by operating activities		
Expenses paid by sole member		23,972
Changes in operating assets and liabilities		
Increase in other assets		(302)
Decrease in accounts payable		(910)
Net cash used in operating activities		(43,828)
CASH FLOWS FROM FINANCING ACTIVITIES		
Member's Contributions		33,750
Net cash provided by financing activities		33,750
Net decrease in cash		(10,078)
Cash beginning of year		23,523
Cash end of year	$	13,445

The accompanying notes are an integral part of these financial statements.

SGI SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2024

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

SGI Securities LLC (formerly known as SGI Cambium Securities) (the "Company") was formed as a sole member New York limited liability company on September 10, 2010. The company was granted registration as a securities broker-dealer on June 7, 2011 by the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 (the "Act"), as amended, and has been a member of the Financial Industry Regulatory Authority ("FINRA") since June 2011. The Company is registered in the state of New York to do business in the private placement of securities. The activities of broker-dealers are regulated by industry through the Act and rules and regulations of FINRA. The Company's primary sources of revenue are from fees generated in connection with the areas of private placements and debt offerings.

ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

Fee revenue is earned from providing advisory services. The Company accounts for revenue earned from contracts with customers under "Revenue from Contracts with Customers (Topic 606)".

Fee revenue is typically fixed and determined based on the terms of the contract; therefore, they are included in the transaction price at the time of contract inception.

Some fee revenue is considered variable, as it is contingent upon a future event and is excluded from the transaction price until the uncertainly associated with the variable consideration is subsequently resolved, which is expected to occur upon achievement of the specified milestone. For the year ending December 31, 2024, the Company did not recognize any fee revenue that is considered variable.

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised deliverables or services to its customers. A deliverable or service is transferred to a customer when, or as, the customer obtains control of that deliverable or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in, satisfying the performance obligation in a manner that depicts the transfer of the deliverables or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised deliverable or service. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. Advisory fee revenue of $15,000 for the year ended December 31, 2024 was recognized over the period in which the services were rendered.

The amount of revenue recognized in either situation reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e. the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable compensation in the transaction price, the Company considers the range of possible outcomes, the predictive value of its past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The timing of the Company's revenue recognition may differ from the timing of payment by its customers. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records a contract liability until the performance obligations are satisfied.

SGI SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2024

INCOME TAXES

As a single-member limited liability company, the Company is treated as a disregarded entity for income tax purposes. Thus, the Company's financial activity is reported in conjunction with the Federal income tax filing of its Member.

The Company follows FASB ASC 740-10, Accounting for Uncertainty in Income Taxes, which provides guidance on accounting for uncertainty in income taxes recognized in the Company's financial statements. As of December 31, 2024, the Company had no uncertain tax positions that require either recognition or disclosure in the Company's financial statements.

GOING CONCERN

These financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business. As reflected in the accompanying financial statements, and of and for the year ended December 31, 2024, the Company had recurring net losses, and negative operating cash flows of $65,588 and $43,828, respectively, and may not generate sufficient results of operations to generate positive cash flows in fiscal year 2025. The conditions have raised substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time after the issuance of these financial statements.

Management evaluated the significance of these conditions in relation to its ability to meet its obligations. Management's plans to continue to meet its obligations is dependent on its ability to continue to receive financial support from its sole member. The sole member has confirmed its commitment to provide or maintain the necessary financial support for the operating, investing, and financial activities of the Company for at least one year and a day beyond the date the financial statements are issued. As a result, management has concluded that there is not substantial doubt about the Company's ability to continue as a going concern. No adjustments to the financial statements have been made to account for this uncertainty.

NOTE B - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of the greater of 6 2/3% of aggregate indebtedness or $5,000 minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1. At December 31, 2024 the Company had aggregate indebtedness of $2,000 and exceeded the minimum net capital requirements. At December 31, 2024, the Company had net capital, as defined, of $11,445, which was $6,445 in excess of its required minimum net capital of $5,000, and $5,445 in excess of its early warning required net capital.

NOTE C - SINGLE REPORTABLE SEGMENT

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note B), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 100% of its total revenues from a single external customer in 2024.

NOTE D - STATEMENT REGARDING EXEMPTION FROM RESERVE REQUIREMENT

The Company does not effect transactions for customers as defined in SEC Rule 15c3-3 and, accordingly, does not claim exemption from preparing computations as defined in that rule. The Company files an exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

NOTE E - EXPENSE AGREEMENT- RELATED PARTY

The Company has an Expense Sharing Agreement (ESA) with its sole member whereby member agrees to fund overhead and operation expenses. In 2024, $23,972 was contributed in accordance with the ESA by its sole member. The agreement allows for reimbursement to the Member, from time to time, at Company's discretion.

During 2024, the Company entered into one agreement with a related party for supporting services in relation to advisory contracts. The managing member of the Company wholly owns the related party. Related party expenditures totaled $0 for the year ended December 31, 2024.

NOTE F - CASH AND CASH EQUIVALENTS

The Company considers all highly liquid unrestricted investments with original maturities of three months or less when purchased to be Cash Equivalents.

NOTE G - SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2024, the date of these financial statements through March 31, 2025 the date these financial statements were available for issuance. Pursuant to the requirements of FASB ASC Topic 855, there were no events or transactions occurring during this subsequent event reporting period that require recognition or disclosure in the financial statements.

NOTE H - COMMITMENTS, CONTINGENCIES OR GUARANTEES

The Company is not aware of any commitments, contingencies or guarantees not otherwise disclosed.

NOTE I – CONCENTRATIONS

100% of fee revenue was attributable to one customer during the year ended December 31, 2024.

SGI SECURITIES LLC

**SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION**
December 31, 2024

Member's equity	$ 12,434
Less non-allowable assets: Other assets	(989)
Net capital	$ 11,445
Minimum net capital required per 15c3-1(a)(2)	$ 5,000
Aggregate indebtedness from Statement of Financial Condition	$ 2,000
Ratio of aggregate indebtedness to net capital	17.47%
Debt-equity ratio computed in accordance with 15c3-1(d)	0.00%

Note:
There are no material differences between the computation of net capital presented above and the computation
of net capital included in the Company's amended unaudited Form X-17-A-5, Part IIA filing as of December 31, 2024.

SGI SECURITIES LLC

SCHEDULE II
EXPLANATION REGARDING EXEMPTION FROM THE RESERVE REQUIREMENT
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2024

The Company is exempt from the requirements of SEC Rule 15c3-3 and, therefore, does not prepare either the reserve requirement computation or information exemption relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.



Report of Independent Registered Public Accounting Firm

To the Member of
SGI Securities LLC

We have reviewed management's statements, included in the accompanying SGI Securities LLC Exemption Report, in which (1) SGI Securities LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving compensation for advisory services performed. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 under the Securities Exchange Act of 1934.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Little Falls, New Jersey
March 31, 2025

SGI SECURITIES LLC

EXEMPTION REPORT
December 31, 2024

SGI Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and
2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving compensation for advisory services performed and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

SGI Securities LLC

I, Andrew Schupak, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Signed by:
AD4FB94BC32A414...
Signature

Title: President

Date: 2/11/2025

FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

SGI SECURITIES LLC

December 31, 2024

SGI SECURITIES LLC
December 31, 2024

TABLE OF CONTENTS

THIS PAGE IS FOR INTERNAL FILE RECORDS ONLY

BALANCE SHEET FOR PUBLIC INSPECTION IS PRESENTED ON NEXT PAGE



weaver
Assurance • Tax • Advisory

150 Clove Road, 5th Floor
Little Falls, New Jersey 07424
862-946-6100

Report of Independent Registered Public Accounting Firm

To the Member of
SGI Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SGI Securities LLC (the Company) as of December 31, 2024, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

We have served as the Company's auditor since 2011.

Little Falls, New Jersey
March 31, 2025

SGI SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2024

ASSETS

Cash	$ 13,445
Other Assets	989
TOTAL ASSETS	**$ 14,434**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts Payable	$ 2,000
MEMBER'S EQUITY	12,434
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$ 14,434**

NET CAPITAL REQUIREMENT:

The Company is subject to the Securities ond Exchange Commission Uniform Net Capital Rule /Rule 15c3-1}, which requires the maintenance of a minimum net capital of the greater of 6 2/3% of aggregate indebtedness or $5,000 minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1. At December 31, 2024 the Company had aggregate indebtedness of $2,000 and exceeded the minimum net capital requirements. The Company complied with the exemptive provisions of Rule 15c3-3 under subparagraph (k)/2)/i}. At December 31, 2024, the Company had net capital, as defined, of $11,445, which was $6,445 in excess of its required minimum net capital of $5,000, and $5,445 in excess of its early warning required net capital.

The most recent audited Statement of Financial Condition place of availability for examination, is at the principal office of SGI Securities LLC.

The accompanying notes are an integral part of this financial statement.

SGI SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2024

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
ORGANIZATION

SGI Securities LLC (formerly known as SGI Cambium Securities) (the "Company") was formed as a sole member New York limited liability company on September 10, 2010. The company was granted registration as a securities broker-dealer on June 7, 2011 by the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 (the "Act"), as amended, and has been a member of the Financial Industry Regulatory Authority ("FINRA") since June, 2011. The Company is registered in the state of New York *to* do business in the private placement of securities. The activities of broker-dealers are regulated by industry through the Act and rules and regulations of FINRA. The Company's primary sources of revenue are from fees generated in connection with the areas of private placements and debt offerings.

ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

Fee revenue is earned from providing advisory services. The Company accounts for revenue earned from contracts with customers under "Revenue from Contracts with Customers (Topic 606)".

Fee revenue is typically fixed and determined based on the terms of the contract; therefore, they are included in the transaction price at the time of contract inception.

Some fee revenue is considered variable, as it is contingent upon a future event and is excluded from the transaction price until the uncertainly associated with the variable consideration is subsequently resolved, which is expected to occur upon achievement of the specified milestone. For the year ending December 31, 2024, the Company did not recognize any fee revenue that is considered variable.

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised deliverables or services to its customers. A deliverable or service is transferred to a customer when, or as, the customer obtains control of that deliverable or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in, satisfying the performance obligation in a manner that depicts the transfer of the deliverables or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised deliverable or service. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

The amount of revenue recognized in either situation reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e. the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable compensation in the transaction price, the Company considers the range of possible outcomes, the predictive value of its past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The timing of the Company's revenue recognition may differ from the timing of payment by its customers. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records a contract liability until the performance obligations are satisfied.

INCOME TAXES

As a single-member limited liability company, the Company is treated as a disregarded entity for income tax purposes. Thus, the Company's financial activity is reported in conjunction with the Federal income tax filing of its Member.

The Company follows FASB ASC 740-10, Accounting for Uncertainty in Income Taxes, which provides guidance on accounting for uncertainty in income taxes recognized in the Company's financial statements. As of December 31, 2024, the Company had no uncertain tax positions that require either recognition or disclosure in the Company's financial statements.

GOING CONCERN

These financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business. As reflected in the accompanying financial statements, and of and for the year ended December 31, 2024, the Company had recurring net losses, and negative operating cash flows of $65,588 and $43,828, respectively, and may not generate sufficient results of operations to generate positive cash flows in fiscal year 2025. The conditions have raised substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time after the issuance of these financial statements.

Management evaluated the significance of these conditions in relation to its ability to meet its obligations. Management's plans to continue to meet its obligations is dependent on its ability to continue to receive financial support from its sole member. The sole member has confirmed its commitment to provide or maintain the necessary financial support for the operating, investing, and financial activities of the Company for at least one year and a day beyond the date the financial statements are issued. As a result, management has concluded that there is not substantial doubt about the Company's ability to continue as a going concern. No adjustments to the financial statements have been made to account for this uncertainty.

NOTE B - SINGLE REPORTABLE SEGMENT
The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note B), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 100% of its total revenues from a single external customer in 2024.

NOTE C -STATEMENT REGARDING EXEMPTION FROM RESERVE REQUIREMENT
The Company does not effect transactions for customers as defined in SEC Rule 15c3-3 and, accordingly, does not claim exemption from preparing computations as defined in that rule.
The Company files an exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

NOTE D - CASH AND CASH EQUIVALENTS
The Company considers all highly liquid unrestricted investments with original maturities of three months or less when purchased to be Cash Equivalents.

NOTE E - SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2024, the date of these financial statements through March 31, 2025 the date these financial statements were available for issuance. Pursuant to the requirements of FASB ASC Topic 855, there were no events or transactions occurring during this subsequent event reporting period that require recognition or disclosure in the financial statements.

NOTE F – CONCENTRATIONS

100% of fee revenue was attributable to one customer during the year ended December 31, 2024.